United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: April 29, 2020


AZ
dnata
DNA 1079

Arrival of the first 500,000 kits for COVID-19 testing – Vale donated 5 million kits to the Brazilian Government

Vale's Performance in 1Q20

Rio de Janeiro, April 29th, 2020

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

"Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including 'measured resources,' 'indicated resources,' 'inferred resources,' 'geologic resources', which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml."

1

Opening remarks

We have a solid plan to face the pandemic


Sanitization of operational area in Indonesia[1]

Our actions prioritize:

1. The reparation of Brumadinho and dam safety
2. Health and Safety of employees and communities
3. Support to society in fighting the pandemic
4. Support to the value chain
5. Stability of our business

[1]image source: Vale

Brumadinho and safety: our commitments continue

R$ 3.6 billion in indeminifications[1]

	People[1]
Emergency aid	+106,000
Civil	+5,100
Labour	+1,590

Communities of Minas Gerais receive additional support in the pandemic

Engineer of Record new function

- Additional step in the assessment of structures
- Can issue or revoke DCEs[2] at any time
- External to operations
- Integrated with Vale's lines of defense

Focus on continuous dam safety management

[1]Approximate figures, referring to signed agreements (paid and payable, civil and labor), labor indemnification paid for collective damages and emergency aid paid, updated on April 28, 2020.
[2] Stability Condition Declarations.

VALE

The health and safety of our people are top priorities

We have implemented world-class safety standards in all operations to prevent COVID-19[1]

- Home-office regime for at-risk groups or eligibles.
- Only personnel in critical roles at sites
- Adjustments to procedures on sites and transport
- Halting of all non-essential works


Tubarão (ES)


Área
Máx. 35.1
Nível 33.9
°C
35.0
23.8
Sossego (PA)

- Daily checklists, case monitoring
- Contact tracing in suspected cases
- Scan of body temperature at entrances
- Massive internal communication and 24h assistance channels

[1] Non-exhaustive examples.

We are honouring our new pact with society


VAL
COVID-19 detection kits

5 million detection kits to Brazil

15.8 million PPEs[1] to the Brazilian government

14.5 million kits and PPEs for Brazilian States

R$ 500 million in actions in Brazil

- +400 hospital beds
- Renovation of local hospitals
- Construction of field hospitals
- Purchases of hospital equipment and cleaning materials (100t of hand sanitizer)
- Investments in innovation on prevention, diagnosis and treatment


Renovation - Parauapebas Municipal Hospital

[1] Personal Protection Equipment.

We support our value chain for a healthy ecosystem

R$ 900 million[1]
paid in temporary aid to suppliers[2]

+3,000 small and medium-sized companies with anticipated payments

85% reduction in payment terms

Support to construction companies and contractors of suspended projects



We are using our presence at the base of the production chain and our mobilization ability to help suppliers face the impacts of the pandemic.

[1]Approximate value.
[2] In Brazil, until the end of April.

VALE

We continue to stabilize production ...

Timbopeba
Resumption in progress


Preparatory maintenance in Timbopeba

North Atlantic
Improvements in 4Q19 and 1Q20


Long Harbour refinery

We will keep our conservative approach,
with strict safety in our operations

VALE

... and with discipline in the allocation of capital


Accumulated Free Cash Flow
Revolving credit line repayment
Debt and bond buyback
Operational leases
Significant organic growth projects
Bolt-on acquisitions
Dividends / buybacks to be defined
Cash will be preserved, regardless of the approval of dividends or share buybacks

We are in a solid position to face this scenario

Effective response to the COVID-19 pandemic

- World-class safety standards
- Strengthened balance sheet
- *De-risking* Vale
- Collaboration with our customers
- Support for a healthy ecosystem in the value chain
- Support to communities and society

2

Highlights of Vale's performance in 1Q20

Vale hedges part of its Brazilian real commitments through the use of derivatives and holding cash locally in Brazil



US$ million
Hedge and cash
BRL commitments
Balance 31mar2020
2,005
1,091
914
Swaps
Cash
971
12,267
2,984
1,194
867
374
549
Brumadinho
REFIS
Samarco and Renova
Gross debt
3,975
2,964
1,274
17,075

VALE

3

Additional Information

Vale's iron ore production guidance for 2020 changed to 310-330 Mt


Iron ore fines production guidance changes
Mt
355
8
3
7
6
330
6
15
310
Previous guidance upper limit[1]
Losses in 1Q20 [2]
Northern range operational restrictions in 2Q20[3]
Timbopeba and Fábrica resumption postponements [4]
Brucutu at 80% capacity in 2H20 [5]
New guidance upper limit
Brucutu at 40% capacity in 2H20 [5]
COVID-19 potential impacts
New guidance lower limit

[1] Previous guidance was 340-355 Mt.
[2] Comparing with upper limit of 63-68 Mt guidance in 1Q20.
[3] Associated with the delay of Morro 1 mining section start up.
[4] Resumption of halted operations was expected to add 15 Mt in 2020. Due to postponements, it is expected to add 8 Mt.
[5] In the former upper scenario, Brucutu was expected to produce 24 Mt. New upper production scenario is 18 Mt (running at 40% capacity in 1H20 and 80% in 2H20) and new lower scenario is 12 Mt (running at 40% capacity in 2020).

In 1Q20 EBITDA proforma decreased mainly due to lower sales volumes

US$ million


4,677
1,750
172
220
66
3,041
159
2,882
EBITDA 4Q19 proforma 1
Volume
Price
Costs and expenses
Other 2
EBITDA 1Q20 proforma 1
Brumadinho incurred expenses
Adjusted EBITDA 1Q20

[1] Net of Brumadinho provisions and incurred expenses
[2] Including US$ 113 million of dividends received and US$ 179 million of foreign exchange effect

VALE

Vale increased its cash position significantly as a result of the US$ 5 billion disbursement of revolving credit lines


US$ million
3,041
586
376
244
349
1,124
18
380
4,806
5,186
EBITDA proforma 1Q20
Working capital
Brumadinho expenses[1]
Interest on loans
Income taxes & Refis
Capex
Others[2]
Free cash flow from operations
Cash management & others[3]
Increase in cash & cash equivalents

[1] Includes US$ 159 million of incurred expenses and US$ 217 million disbursement of provisioned expenses.
[2] Includes derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest and others.
[3] Includes US$ 5 billion of revolving credit lines disbursement, US$ 181 million of short term Brazilian treasury bonds disbursement and US$ 375 million of net debt repayments.

Net debt remains at its lowest level since 2008

Net debt / LTM[1] EBITDA Ratio


1.0
0.9
0.5
0.5
0.3
1Q19
2Q19
3Q19
4Q19
1Q20

Net debt in 1Q20: US$ 4.808 billion

LTM EBITDA / LTM gross interest: 14.8x

Average maturity: 7.3 years

Average cost of debt: 3.71% per annum

VALE

[1] LTM – last twelve months

Expanded net debt decreased to US$ 15.7 billion in 1Q20 mainly due to the favorable Brazilian real devaluation in the period

Expanded net debt[1]

US$ million


Change from 4Q19 recorded value
72
4,808
97
1,694
-955
971
943
2,964
157
10,437
1,497
3,975
426
1,274
2,080
15,686
Net debt
Leases
Currency swaps
Refis
Expanded net debt 2
Brumadinho provisions
Samarco & Renova Foundation
Expanded net debt 2 + commitments

[1] As of March 31st, 2020

[2] Expanded net debt adjusted to include currency swaps of US$ 16 million in 4Q19. In addition to the Brazilian real devaluation, commitments also changed reflecting payments made during the quarter.

Ferrous Minerals decreased mainly due to lower sales volumes

Ferrous Minerals EBITDA


US$ million
3,602
4,538
2,847
1Q19
4Q19
1Q20

Highlights 1Q20

Iron Ore: **The performance was impacted by lower sales volumes, mainly as a result of seasonal lower volumes in the first quarter**, the partial stoppage of the Brucutu plant and scheduled and unscheduled maintenances carried out in the period.

C1 increased mainly due to lower fixed costs dilution, higher maintenance costs and higher demurrage costs, which were partially offset by the positive impact of the Brazilian real devaluation.

Pellets: **The performance was impacted by lower sales volumes, absence of seasonal dividends received and lower sales prices**, which were partially offset by the positive impact of the Brazilian real devaluation.

VALE

Base Metals EBITDA decreased mainly as a result of lower nickel and copper realized prices, offset by higher by-products realized prices

Base Metals EBITDA

US$ million


505
649
510
1Q19
4Q19
1Q20

Highlights 1Q20

Nickel: Operations continue their **progress towards reaching higher asset reliability** together with the advance of VNC's plan to close its refinery and achieve further costs improvements.

Copper: The performance of copper operations was **supported by the resumption of Sossego's operation** after the unscheduled maintenance held in the previous quarter **and by Salobo's negative unit cash costs due to higher gold by-product credits**, which were partially offset by the unscheduled maintenance at its processing plant in 1Q20.

Coal EBITDA was mainly impacted as a result of seasonally higher interest received related to Nacala Logistic Corridor debt service

Coal EBITDA

US$ million


-69
-186
-158
1Q19
4Q19
1Q20

Highlights 1Q20

Coal EBITDA was negative US$ 158 million in 1Q20, an increase of US$ 28 million in relation to 4Q19, mainly as a result of **seasonally higher interest received related to Nacala Logistic Corridor debt service** to Vale and higher prices.

The recent COVID-19 outbreak brought additional challenges to reaching the sustainable ramp-up of the operation in 2020 and **Vale temporally suspended its previous 2020 coal production guidance**.

VALE

VALE